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                                              FILED BY: INTEGRA BANK CORPORATION
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                                SUBJECT: PRAIRIE FINANCIAL CORP.
                                 COMMISSION FILE NUMBER FOR RELATED REGISTRATION
                                                           STATEMENT: 333-140044



                         PRAIRIE FINANCIAL CORPORATION
                              7661 S. Harlem Avenue
                           Bridgeview, Illinois 60455
                                 (708) 599-0100

April 5, 2007

Dear Fellow Stockholder:

Enclosed please find a special distribution declared in conjunction with the proposed merger with Integra Bank Corporation. The distribution was specifically negotiated in connection with the merger agreement with Integra Bank Corporation.

Because of certain merger-related expenses and tax deductions from the exercise of non-qualified stock options, we have determined that it will not be necessary to make a tax distribution for the first quarter of 2007 or the final tax return to be filed in 2007 after the closing of the proposed merger with Integra. If the proposed transaction is completed, you will receive a final K-1 on Prairie Financial Corporation later this year. The information on your final K-1 will be included on your December 31, 2007 tax return, which you will be required to file in 2008.

Although we anticipate no taxable income for 2007, you may still be required to submit quarterly estimated payments to the IRS and/or state taxing authorities. Please consult your tax advisor to determine if you must make quarterly estimated payments.

I would also like to thank all our stockholders for signing and returning the IRS Form 8023 signature attachment. Because we have received elections from all of our stockholders, we anticipate making the Section 338(h)(10) election, if the merger is completed. For a complete description of the potential tax consequences of the merger, see the proxy statement-prospectus, dated March 8, 2007.

Please note, that if all required closing conditions are completed, we currently expect that the proposed merger will close on Monday, April 9, 2007. If the transaction is completed on this date, representatives from Integra's Trust Department will come to our Bridgeview office on Thursday, April 12th from 8:00 am to 2:00 pm to facilitate the distribution of the cash portion of the proposed merger consideration and exchange of stock certificates. In order to receive the proposed merger consideration on April 12, you will need to provide your Prairie stock certificates and complete a letter of transmittal which will be made available at the Bridgeview office.

Finally, we have made copies of all of the K-1's from 1999 forward to assist each stockholder in determining their basis in their Prairie Financial Corporation stock. In addition, we have created a spreadsheet which will be sent out along with the K-1's.

Please call Mark Rusiewski or myself if you have any questions concerning this distribution or your stock interest.

Cordially yours,

/s/ Bradley M. Stevens
-----------------------------------
Bradley M. Stevens
President and Chairman of the Board


ADDITIONAL INFORMATION AND WHERE TO FIND IT

Integra Bank Corporation filed on March 7, 2007 a final registration statement on Form S-4, including the definitive proxy statement/prospectus constituting a part thereof, with the Securities and Exchange Commission containing information about Integra's proposed merger with Prairie Financial Corporation. Stockholders are urged to read the registration statement filed with the Securities and Exchange Commission, including the definitive proxy statement/prospectus that constitutes a part of the registration statement, any other relevant materials filed or that will be filed, as they become available, because they will contain important information about Integra, Prairie and the proposed merger. The definitive proxy statement/prospectus was first mailed to stockholders of Prairie on or about March 8, 2007. Investors and security holders may obtain a free copy of the final proxy statement/prospectus and other relevant documents (when they become available) and any other documents filed with the Securities and Exchange Commission at its website at www.sec.gov. The documents filed by Integra may also be obtained free of charge from Integra by requesting them in writing at 21 S.E. Third Street, P.O. Box 868, Evansville, Indiana 47705-0868, or by telephone at (812) 464-9677 or on Integra's website at www.integrabank.com.


PARTICIPANTS IN THE SOLICITATION

Integra, Prairie and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Prairie with respect to the transactions contemplated by the proposed merger. Information regarding Integra's officers and directors is included in Integra's proxy statement for its 2006 annual meeting of shareholders filed with the Securities and Exchange Commission on March 17, 2006. A description of the interests of the directors and executive officers of Integra and Prairie in the merger is set forth in the registration statement and the proxy statement/prospectus filed with the Securities and Exchange Commission.